Exhibit 4.6

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of June 30, 2026, Lunai Bioworks, Inc. (the “Company,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.0001 per share (the “Common Stock”).

The following summary describes the Common Stock and the provisions of our preferred stock that limit or qualify the rights of holders of the Common Stock. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, our Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Amended and Restated Bylaws (the “Bylaws”) and the Certificate of Designation of Series B Convertible Preferred Stock (the “Series B Certificate of Designation”), each of which is filed or incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part, and to the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). We encourage you to read those documents and the applicable provisions of the DGCL for additional information.

We have effected two reverse stock splits of the Common Stock by amendment of our Certificate of Incorporation: a 1-for-10 reverse stock split that became effective at 12:01 a.m., Eastern Time, on September 29, 2025, with the Common Stock beginning to trade on a split-adjusted basis on The Nasdaq Capital Market on September 30, 2025; and a 1-for-8 reverse stock split that became effective at 12:01 a.m., Eastern Time, on May 22, 2026, with the Common Stock beginning to trade on a split-adjusted basis on The Nasdaq Capital Market on the same day. Neither reverse stock split reduced the number of authorized shares of Common Stock or Preferred Stock (as defined below) or changed their par value, and fractional shares resulting from each reverse stock split were rounded up to the next whole share. Share and per share amounts in this exhibit give effect to both reverse stock splits.

Authorized Capital Stock

Our authorized capital stock consists of 350,000,000 shares of Common Stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). Of the authorized Preferred Stock, 1,000,000 shares have been designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and eight shares have been designated as Series B Convertible Preferred Stock (the “Series B Preferred Stock”). The remaining shares of Preferred Stock are undesignated.

Common Stock

Voting Rights. Each holder of Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Directors are elected by a plurality of the votes cast, and holders of Common Stock do not have cumulative voting rights in the election of directors. Under our Bylaws, the holders of one-third of the outstanding shares of stock entitled to vote at a meeting of stockholders, present in person or represented by proxy, constitute a quorum for the transaction of business.

Dividend Rights. Subject to the preferences applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of funds legally available therefor. We have never declared or paid cash dividends on the Common Stock and do not anticipate paying cash dividends in the foreseeable future.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in the assets remaining after payment of our liabilities and the liquidation preferences of any outstanding Preferred Stock, including the Series B Preferred Stock described below.

Other Rights. Holders of Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The outstanding shares of Common Stock are fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of the Series B Preferred Stock and of any other series of Preferred Stock that we may designate and issue in the future.

Listing. The Common Stock is listed on The Nasdaq Capital Market under the symbol “LNAI.”

Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is Securities Transfer Corporation.

Preferred Stock

Our Board of Directors is authorized, without further stockholder approval except as required by applicable law or the listing rules of The Nasdaq Stock Market LLC (“Nasdaq”), to issue Preferred Stock in one or more series and to fix the designations, powers, preferences and rights, and the qualifications, limitations and restrictions, of each series. The issuance of Preferred Stock could adversely affect the voting power, dividend rights and liquidation rights of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company.

Series A Convertible Preferred Stock

No shares of Series A Preferred Stock were outstanding as of June 30, 2026. All shares of Series A Preferred Stock previously issued were converted into Common Stock in February 2024. The certificate of designation establishing the Series A Preferred Stock has not been eliminated. Under that certificate, shares of Series A Preferred Stock are convertible into Common Stock at the conversion ratio provided in the certificate, as adjusted for subsequent stock splits and other adjustment events; vote together with the Common Stock as a single class on an as-converted basis; participate in dividends paid on the Common Stock on an as-converted basis; and, upon our liquidation, dissolution or winding up, are entitled to a liquidation preference that was originally $7.13 per share when the Series A Preferred Stock was issued in August 2023, and that is subject to adjustment under the certificate for stock splits, stock dividends, recapitalizations and similar transactions, before any distribution to holders of Common Stock, without otherwise participating in distributions to holders of Common Stock.

Series B Convertible Preferred Stock

General. Eight shares of Series B Preferred Stock were issued and outstanding as of June 30, 2026. All of those shares were issued on May 1, 2026, in a transaction not registered under the Securities Act of 1933, as amended (the “Securities Act”), as consideration for the merger of Neurobridge IP Holdings Incorporated with and into Lunai Bioworks IP, Inc., a Delaware corporation and our wholly owned subsidiary, pursuant to an Agreement and Plan of Merger dated as of April 27, 2026 (the “Merger Agreement”). The merger was completed on May 1, 2026. Each share of Series B Preferred Stock has a stated value of $2,500,000, for an aggregate stated value of $20,000,000. Under the Series B Certificate of Designation, shares of Series B Preferred Stock may be held, converted and cancelled in whole shares or in fractional interests, and the rights of a fractional interest are proportionate to the fraction of a share it represents.

Ranking and Liquidation Preference. With respect to distributions upon our liquidation, dissolution or winding up, the Series B Preferred Stock ranks senior to the Common Stock. In any such event, each holder of Series B Preferred Stock is entitled to receive, before any distribution or payment is made to holders of Common Stock or any other junior stock, an amount per share equal to the stated value. After payment in full of that amount, holders of Series B Preferred Stock are not entitled to any further participation in the distribution of our assets.

Dividends. No dividends accrue or are payable on the Series B Preferred Stock. The Series B Preferred Stock is not entitled to participate in any dividend, distribution or other payment declared or made on the Common Stock or any other class or series of our capital stock, except as required by the DGCL.

Conversion. No share of Series B Preferred Stock is convertible into Common Stock unless and until we receive the stockholder approval required under Nasdaq Listing Rule 5635 (the “Stockholder Approval”). As of the date of the Annual Report on Form 10-K of which this exhibit is a part, the Stockholder Approval has not been obtained. From and after receipt of the Stockholder Approval, each holder may convert all or any portion of its Series B Preferred Stock into a number of shares of Common Stock equal to the aggregate stated value of the shares being converted divided by the conversion price then in effect, rounded down to the nearest whole share. No fractional shares of Common Stock will be issued upon conversion, and no cash will be paid in lieu of fractional shares. The conversion price stated in the Series B Certificate of Designation was $1.50 per share, corresponding to a maximum of 13,333,333 shares of Common Stock issuable upon conversion of all eight shares. As a result of the proportionate adjustment required by the Series B Certificate of Designation for the 1-for-8 reverse stock split that became effective on May 22, 2026, the conversion price in effect as of June 30, 2026 was $12.00 per share and the maximum number of shares of Common Stock issuable upon conversion of all eight shares was 1,666,666. That number is the aggregate conversion entitlement of all holders and is stated before giving effect to the beneficial ownership limitation described below, which may limit the number of shares that any holder may acquire upon conversion at any time. The Series B Certificate of Designation and the Merger Agreement provide that our failure to seek or obtain the Stockholder Approval by any date, or at all, will not result in any increase in the stated value, any decrease in the conversion price, any dividend, any redemption or rescission right, or any penalty or other monetary or economic consequence favorable to holders of the Series B Preferred Stock.

Beneficial Ownership Limitation. In addition to the Stockholder Approval condition, a holder may not convert Series B Preferred Stock to the extent that, after giving effect to the conversion, the holder, together with its affiliates and any “group” within the meaning of Section 13(d)(3) of the Exchange Act that includes the holder, would beneficially own, as determined under Rule 13d-3 under the Exchange Act, more than 4.99% of the Common Stock then outstanding. A holder may increase this limitation to 9.99% upon 61 days’ prior written notice to us. Any increase above 9.99% requires our prior written consent, which we may grant, condition or withhold in our sole discretion based on our determination of compliance with Nasdaq Listing Rule 5635, and is also subject to any separate stockholder approval that we determine is required by applicable law or the rules of the exchange on which the Common Stock is listed. Our consent does not itself satisfy any such stockholder approval requirement.

Adjustments. The conversion price is subject to proportionate adjustment for stock splits, stock dividends, reverse stock splits, combinations and similar events affecting the Common Stock. If the Common Stock is converted into or exchanged for other securities, cash or property in a merger, consolidation, reorganization, reclassification or sale of substantially all of our assets, the Series B Preferred Stock will thereafter be convertible into the kind and amount of securities, cash or property that a holder of the underlying Common Stock would have been entitled to receive. The conversion price is not subject to price-based anti-dilution adjustment, and it does not adjust for issuances of our securities at a price below the conversion price or the market price of the Common Stock.

Voting Rights. Holders of Series B Preferred Stock have no voting rights, except as required by the DGCL and except that the affirmative vote or written consent of the holders of a majority of the outstanding Series B Preferred Stock, measured by stated value and voting separately as a single class, is required to amend, alter or repeal any provision of the Series B Certificate of Designation, the Certificate of Incorporation or the Bylaws in a manner that adversely affects the powers, preferences, privileges or rights of the Series B Preferred Stock. These class voting rights do not include any right to elect directors or to vote on matters submitted to holders of Common Stock generally. In addition, the Series B Certificate of Designation provides that shares of Series B Preferred Stock issued as merger consideration, and any shares of Common Stock issued upon their conversion, may not be voted on the proposal seeking the Stockholder Approval, whether held by the original holders or by any transferee, successor or assign. This exclusion applies only to that proposal and does not otherwise limit the voting rights of any shares of Common Stock.

Redemption. The Series B Preferred Stock is not redeemable at our option or at the option of any holder, is not subject to mandatory redemption upon the occurrence of any event and is not subject to any sinking fund. We have no obligation to repurchase or otherwise reacquire Series B Preferred Stock, other than through the forfeiture and cancellation provisions described below.

Forfeiture and Cancellation Under the Merger Agreement. The original holders of the Series B Preferred Stock have indemnification, set-off and intellectual property clawback obligations to us under Article VI of the Merger Agreement. Those obligations arise under the Merger Agreement and are not terms of the Series B Preferred Stock. The Series B Certificate of Designation provides that, in satisfaction of those obligations once finally determined under the Merger Agreement, we may forfeit and cancel Series B Preferred Stock, valued at its stated value, and shares of Common Stock issued upon its conversion that remain held directly on our records or those of our transfer agent, valued at the conversion price then in effect, and that we may impose stop-transfer orders and suspend conversion as provided in the Merger Agreement. Under the Series B Certificate of Designation, a transferee takes the affected securities subject to these provisions. Shares of Series B Preferred Stock that are forfeited, cancelled or otherwise reacquired by us return to the status of authorized but unissued Preferred Stock and may not be reissued as Series B Preferred Stock. These provisions do not apply to any shares of Common Stock other than shares issued upon conversion of Series B Preferred Stock. This summary is qualified in its entirety by reference to the Series B Certificate of Designation and to the Merger Agreement, which is also filed or incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part.

Transfer Restrictions. The Series B Preferred Stock and the shares of Common Stock issuable upon its conversion have not been registered under the Securities Act, are “restricted securities” within the meaning of Rule 144 under the Securities Act, and may be offered, sold or transferred only pursuant to an effective registration statement or an available exemption from registration. Separately from those securities law restrictions, the Series B Preferred Stock and the shares of Common Stock issued upon its conversion are subject to the restrictions under the Series B Certificate of Designation and the Merger Agreement described above and bear legends reflecting them. Shares of Common Stock issued upon conversion will initially be maintained in restricted book-entry form and will remain subject to applicable securities law and contractual transfer restrictions. Any removal of restrictive legends or deposit into the facilities of The Depository Trust Company will be subject to applicable law, the governing agreements and the requirements of the transfer agent and The Depository Trust Company.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Law. We are subject to Section 203 of the DGCL. In general, Section 203 prohibits a Delaware corporation from engaging in certain business combinations with an interested stockholder for a period of three years after the date on which such stockholder became an interested stockholder, unless specified statutory conditions are satisfied. An interested stockholder is, in general, a person who, together with affiliates and associates, owns, or within the prior three years owned, 15% or more of the corporation’s outstanding voting stock.

Certificate of Incorporation and Bylaws. Certain provisions of our Certificate of Incorporation and Bylaws may have the effect of delaying, deferring or preventing a change in control of the Company. These provisions include the authority of our Board of Directors to issue Preferred Stock in one or more series and to establish the rights, preferences and privileges of each series without further stockholder approval, except as required by applicable law or Nasdaq rules; the absence of cumulative voting in the election of directors; provisions under which vacancies and newly created directorships on our Board of Directors may be filled by a majority of the directors then in office; and provisions of our Bylaws under which special meetings of stockholders may be called by or at the direction of the Chair of the Board, the Vice-Chair of the Board, the Lead Independent Director, the Chief Executive Officer, the President or a majority of the directors in office. In addition, our authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval, except as required by applicable law or Nasdaq rules, and the existence of those shares could make it more difficult, or discourage an attempt, to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

Limitation of Liability and Indemnification

Limitation of Liability. Our Certificate of Incorporation limits the personal liability of our directors to us and our stockholders for monetary damages for breach of fiduciary duty as a director to the extent permitted by Section 102(b)(7) of the DGCL. Under Section 102(b)(7), such a provision may not eliminate or limit the liability of a director for any breach of the duty of loyalty, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for unlawful dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Indemnification. Separately, our Certificate of Incorporation provides for the indemnification of our directors and officers to the extent permitted by Section 145 of the DGCL.

These provisions may limit the remedies available to us and our stockholders for certain breaches of fiduciary duty and may discourage derivative litigation against our directors and officers.